# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

**Heart Failure Solutions, Inc.**
922 County Rd I
Shoreview, MN 55126
https://heartfailureinc.com/

Up to $699,998.42 in Common Stock at $2.71
Minimum Target Amount: $19,999.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Heart Failure Solutions, Inc.
Address: 922 County Rd I, Shoreview, MN 55126
State of Incorporation: DE
Date Incorporated: August 19, 2021

## Terms:

Equity

Offering Minimum: $19,999.80 | 7,380 shares of Common Stock
Offering Maximum: $699,998.42 | 258,302 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.71
Minimum Investment Amount (per investor): $498.64

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Heart Failure Solutions will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 4% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 6% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 8% bonus shares.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% bonus shares.

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 2% bonus shares.

Tier 2: Invest $10,000+ and receive 4% bonus shares.

Tier 3: Invest $25,000+ and receive 6% bonus shares.

Tier 4: Invest $50,000+ and receive 8% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Heart Failure Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.71 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $271.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Founded in August 2021, Heart Failure Solutions, Inc. ("HFS" or the "Company") is a medical device technology startup aiming to revolutionize the treatment of HFpEF, a $8.5B+ market affecting millions of Americans, with the minimally invasive PeriCut System. We are developing a minimally invasive catheter-based solution for treating Heart Failure with preserved Ejection Fraction (HFpEF)—a condition affecting over 2.5 million Americans with, to our knowledge, no approved device-based therapies. In collaboration with Mayo Clinic researchers and backed by issued IP, the Company is developing the PeriCut System, designed to reduce pulmonary capillary wedge pressure and improve patient outcomes such as reduced hospitalizations, increased 6 minute walk and other heart failure symptom metrics.

We have filed a provisional patent application that covers the technology related to the PeriCut Systems as well as have licensed five patents from Mayo Clinic in this area. The granted US Patents are 10098695, 10307179, 10603062, 11612405 and 12414789. Additional provisional patents pending.

In the second quarter of 2025, we successfully completed the first patient procedure using the PeriCut system. A second patient had the same surgery in Q3 2025. We now expect at least one procedure per month in Q4 2025 and first half of 2026 for a total of 10-15 patients in the FDA approved Early Feasibility Study (EFS) With these 10-15 procedures we have analyzing HF metrics, wedge pressures at 6 months as compared to just prior to the procedure and continuing to enhance the procedure and device as needed. For a more detailed review of our clinical studies, see "Description of Business – Pericut System Clinical Studies" below.

Our Pericut system, which has not yet been cleared by the FDA, is intended to provide a higher quality of life, reduced symptoms and reduced hospitalizations for HFpEF patients. Our device has multiple safety features, such as pacing to detect the phrenic nerve, a channel for contrast to ensure that the device is properly positioned, retraction of the cutting device to deploy only when cutting the pericardium and a locking mechanism to keep the cutter in place during the cutting process.

The PeriCut System is an investigational device, not FDA cleared or approved. Early human use is conducted under an FDA-approved Early Feasibility Study protocol. Clinical outcomes are preliminary and may not be indicative of future results.

Intellectual Property License with Mayo Clinic

The Company holds an exclusive, worldwide license from Mayo Foundation for Medical Education and Research covering patents and patent applications related to the PeriCut System. Under this agreement, Mayo received equity in the Company and is entitled to royalties on future product sales, milestone payments upon the achievement of specified regulatory and commercial events, and reimbursement for certain patent-related costs. These patents are owned by Mayo and licensed exclusively to the Company for use in the treatment of heart failure. The license remains in effect for the life of the underlying patents, provided the Company complies with its payment and diligence obligations.

### Competitors and Industry

Industry:

The United States boasts the largest medical device market in the world. According to Fortune Business Insights, the U.S. medical devices market was valued at $188.7 billion in 2024, while Grand View Research estimates the U.S. medical device manufacturing segment alone reached $256.2 billion in 2024, with projections of nearly $360 billion by 2030. This industry supports close to two million direct and indirect jobs in the U.S., and while large companies dominate in market share, the majority of medical device firms remain small enterprises with fewer than 50 employees.

The U.S. Centers for Disease Control and Prevention (CDC) and other sources estimate that about 6.7 million U.S. adults aged 20 and older are currently living with heart failure, a figure expected to rise to 8.7 million by 2030 and 11.4 million by 2050. Heart failure represents a significant clinical and economic burden: recent analyses estimate that total annual expenditure for adults with HF approach $179.5 billion, with incremental national costs attributable to HF at roughly $22.3 billion per year. The disease is also a leading cause of hospitalizations in older adults, generating millions of outpatient and inpatient visits annually.

https://www.fortunebusinessinsights.com/u-s-medical-devices-market-107009

https://www.grandviewresearch.com/industry-analysis/us-medical-device-manufacturers-market

Competitors:

Key competitors in this space include established medical device firms like Medtronic and Boston Scientific, which offer various heart failure solutions. However, HFS differentiates itself through its unique, minimally invasive approach to treating HFpEF, along with a strong intellectual property position and partnerships with leading research institutions like the Mayo Clinic. Our primary competitors are expected to be Atrial Shunts and Splanchnic Nerve Ablations

The PeriCut System is an investigational device, not FDA cleared or approved. Comparative references are to investigational or existing technologies and not head-to-head clinical comparisons.

### Current Stage and Roadmap

Current Stage:

HFS is currently in the early stages of clinical development with its PeriCut System and pre-revenue. We are completing initial studies intended to demonstrate safety and feasibility referred to as the Early Feasibility Study. There are two patients that have had the procedure, one with over 6 months of follow-up. This trial is designed to collect initial safety data as well as critical data for our future pivotal trial.

Future Roadmap:

In the short term, HFS aims to complete the Early Feasibility Study and submit an application for the future pivotal trial. Medium-term goals include initiating the pivotal trial at multiple clinical sites and if clinical trial is successful submitting to the FDA for approval followed by commercialization. Our strategic plan includes further development of our intellectual property portfolio and establishing partnerships to enhance distribution capabilities.

## The Team

Officers and Directors

Name: Mark Henry Strong

Mark Henry Strong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Principal Accounting Officer, President, CEO
  Dates of Service: August, 2021 - Present
  Responsibilities: Head of the company acting official on a day to day basis to running operations. Facilitates agreements with outside agencies to gain approval for clinical trails. Facilitates discussion with clinical facilities to perform clinical trials.

Other business experience in the past three years:

- Employer: University of North Dakota
  Title: Board Member
  Dates of Service: February, 2024 - Present
  Responsibilities: Work with University of North Dakota Biomedical program to gain accreditation approval for their program

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological

hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights associated with them, however under this offering you have agreed to grant the voting rights to the Chief Executive Officer ("CEO") of the Company, or his or her successor, as your voting proxy. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early stage company and have not yet generated any profits**
Heart Failure Solutions, Inc. was formed on August 19, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Heart Failure Solutions, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

**We are an early stage company and have limited revenue and operating history**
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We are an early stage company operating in a new and highly competitive industry**
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

**Intense Market Competition**
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

**Vulnerability to Economic Conditions**
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

**Uncertain Regulatory Landscape**
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

**We have existing patents that we might not be able to protect properly**
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

**We have pending patent approval's that might be vulnerable**
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As a medical device business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

## Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

## Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, epidemic, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

## Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Mark Strong | 3,000,001 | Common Stock | 39.7% |
| Mayo Foundation for Medical Education and Research | 3,000,000 | Common Stock | 39.7% |

## The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 258,302 of Common Stock.

### Common Stock

The amount of security authorized is 50,000,000 with a total of 11,057,668 outstanding.

### Voting Rights

One Vote per Share. Please see voting rights of securities sold in this offering below.

### Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 4,000,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding does NOT include 35,000 shares to be issued pursuant to stock options issued.

### Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

### Voting Rights

The board may set full, limited, or no voting power for each series.

### Material Rights

The board of directors has the authority to determine the rights and preferences of any series of Preferred Stock if and when such shares are issued in the future.

### Convertible Note

The security will convert into The security will convert into series a / reg cf offering class stock and the terms of the convertible note are outlined below: and the terms of the Convertible Note are outlined below:

Amount outstanding: $325,000.00
Maturity Date: December 26, 2026
Interest Rate: 20.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Series A / Reg CF Qualified Financing

The notes automatically convert upon a Qualified Financing of $2,500,000 or greater in aggregate proceeds at a 15% discount to the lowest price per share paid by investors in that financing. The notes are unsecured and subordinated obligations of the Company and carry no valuation cap. Interest accrues from the date of issuance and is payable upon the earliest of maturity, conversion, an event of default, or a sale of the Company. The notes have no voting rights.

## What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,269,200.40
  Number of Securities Sold: 1,057,667
  Use of proceeds: Research and Development, IDE Regulatory Approval and IDE Clinical Trial
  Date: January 30, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $325,000.00
  Use of proceeds: Research and Development, IDE Regulatory Approval and IDE Clinical Trial
  Date: October 26, 2024
  Offering exemption relied upon: 506(b)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

Currently the company is focused on generated clinical data required to gain commercial approval of the PeriCut System. We believe the funds of this campaign are critical to our company operations. These funds are required to support the continued treatment of HFpEF Patients and the expansion of the Early Feasibility Trial.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of approximately $50,000 for expenses related to the clinical trial ($210,000), research and development ($55,000), and salaries ($35,000).

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $68,000 for expenses related to the clinical trial ($750,000), research and development ($200,000), salaries ($200,000), and facilities ($85,000).

Foreseeable major expenses based on projections:

The majority of the financing will be expenses related to performing the clinical trial. Other expenses will include research and development, salaries, and facilities.

Future operational challenges:

Challenges faced by the organization continue to be around the clinical trial. Patient selection, enrollment and follow up remain key to the completion of the clinical and collection of data required for the device approval. Additional clinical sites may be required to obtain all of the necessary data.

Future challenges related to capital resources:

Our business thrives on innovation and our ability to translate new ideas into meaningful products. Our most valuable assets are our physician partnerships and dedicated employees. While access to a facility for product development and case support remains essential, we do not currently foresee any constraints related to capital resources.

Future milestones and events:

Clinical trials represent the largest expense for the company at this stage of growth, and this will remain the case until sufficient patient data has been collected to meet FDA expectations for approval. Future financings may be required to support expansion into additional clinical sites and the continued collection of patient data.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2025, the Company has capital resources available in the form of $225,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the continued treatment of HFpEF Patients and expansion of the Early Feasibility Trial.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of approximately $50,000 for expenses related to the clinical trial ($210,000), research and development ($55,000), and salaries ($35,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $68,000 for expenses related to the clinical trial ($750,000), research and development ($200,000), salaries ($200,000), and facilities ($85,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, Mayo Clinic has committed to support our company with the shared vision of accelerating this technology's path to market. Their support underscores the transformative potential of our platform to reshape the management of heart failure, advancing patient care and setting a new standard in clinical practice. The Company has not contemplated additional future sources of capital including.

## Indebtedness

- Creditor: Convertible Note Investors
  Amount Owed: $325,000.00
  Interest Rate: 20.0%
  Maturity Date: December 26, 2026
  The notes are convertible into the Company's common stock upon a qualified financing or at maturity. In a qualified financing, the conversion price equals 85% of the lowest price per share paid by new investors in that financing (rounded down to the nearest whole share). If the notes have not converted before maturity, they convert at a price equal to the fair market value divided by the fully diluted capitalization of the Company at that time. Interest is payable upon the earliest of maturity, an event of default, conversion, or the closing of a sale transaction.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $29,966,280.28

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding warrants are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any options granted or convertible securities currently outstanding. The Company currently has 35,000 Common options and $325,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities, which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $19,999.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Clinical Trial
  92.5%
  Continue and expand the Early Feasibility Trial, leading to the pivotal trial and ultimately an application for approval from the FDA

If we raise the over allotment amount of $699,998.42, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  22.5%
  Expenses for company R&D, administration, regulatory and quality teams, facilities and related expenses

- Clinical Trials
  70.0%
  Continue and expand the Early Feasibility Trial, leading to the pivotal trial and ultimately an application for approval from the FDA

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://heartfailureinc.com/ (https://heartfailureinc.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/heart-failure-solutions

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Heart Failure Solutions, Inc.

[See attached]

**HEART FAILURE SOLUTIONS, INC.**
Shoreview, Minnesota

**FINANCIAL REPORT**

**December 31, 2024 and 2023**

# Johnson & Roggenbuck, P.A.

Certified Public Accountants

105 NW 2nd Street • Ortonville, MN 56278
Phone: (320) 839-3459 • Fax: (320) 839-2140

blair@johnsonroggenbuck.com
amy@johnsonroggenbuck.com

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Heart Failure Solutions, Inc.
Shoreview, Minnesota

We have reviewed the accompanying financial statements of Heart Failure Solutions, Inc. (a corporation), which comprise the balance sheet as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Heart Failure Solutions, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Johnson & Roggenbuck PA*

Johnson & Roggenbuck, P.A.
Ortonville, Minnesota
October 27, 2025

**HEART FAILURE SOLUTIONS, INC.**
**Balance Sheet**
**December 31, 2024 and 2023**

**ASSETS**

|  | 2024 | 2023 |
|---|---|---|
| Current Assets | | |
| Cash and Cash Equivalents | $ 559,867 | $ 529,139 |
| Total Current Assets | 559,867 | 529,139 |
| | | |
| Fixed Assets | | |
| Equipment, net | 1,833 | 5,500 |
| Total Fixed Assets | 1,833 | 5,500 |
| | | |
| Other Assets | | |
| Deferred Tax Asset | 210,955 | 138,688 |
| Total Other Asset | 210,955 | 138,688 |
| | | |
| Total Assets | $ 772,655 | $ 673,327 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

|  | 2024 | 2023 |
|---|---|---|
| Long-Term Liabilities: | | |
| Convertible Promissory Note, Including Accrued Interest of $11,753 | $ 336,753 | $ 0 |
| Total Long-Term Liabilities | 336,753 | 0 |
| | | |
| Stockholders' Equity | | |
| Common stock, par value $.0001 per share; 60,000,000 shares authorized; 7,057,668 shares issued & outstanding | 706 | 702 |
| Additional Paid in Capital | 1,271,494 | 1,221,498 |
| Retained Earnings | (836,298) | (548,873) |
| Total Stockholders' Equity | 435,902 | 673,327 |
| | | |
| Total Liabilities and Stockholders' Equity | $ 772,655 | $ 673,327 |

See accompanying notes and independent accountant's review report.

**HEART FAILURE SOLUTIONS, INC.**
**Statement of Income**
**For the Years Ended December 31, 2024 and 2023**

|  | 2024 | 2023 |
|---|---|---|
| Expenses: | | |
| Research & Development | $ 259,050 | $ 394,554 |
| Professional fees | 779 | 3,885 |
| Wages | 58,089 | 40,040 |
| Taxes & Licenses | 11,046 | 2,233 |
| Postage & Shipping | 3,463 | 1,998 |
| Supplies | 23,802 | 32,433 |
| Utilities | 22,385 | 32,580 |
| Depreciation | 3,667 | 3,667 |
| Total Expenses | 382,281 | 511,390 |
| | | |
| Operating Income | (382,281) | (511,390) |
| | | |
| Other Income (Expense): | | |
| Grant Income | 25,000 | 31,500 |
| Interest Income | 9,342 | 3,185 |
| Interest Expense | (11,753) | 0 |
| Total Other Income (Expense) | 22,589 | 34,685 |
| | | |
| Income Before Income Taxes | (359,692) | (476,705) |
| | | |
| Income Taxes | (72,267) | (100,493) |
| | | |
| Net Income | $ (287,425) | $ (376,212) |

See accompanying notes and independent accountant's review report.

**HEART FAILURE SOLUTIONS, INC.**
**Statement of Changes in Stockholders' Equity**
**For the years ended December 31, 2024 and 2023**

| | Common Stock, $.0001 Par | | Paid-in Capital in Excess of Par | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2022 | $ | 641 | $ 496,159 | $ (210,856) | $ 285,944 |
| Net Income | | 0 | 0 | (376,212) | (376,212) |
| Common Stock Issued | | 61 | 725,339 | 0 | 725,400 |
| Balance at December 31, 2023 | | 702 | 1,221,498 | (587,068) | 635,132 |
| Net Income | | 0 | 0 | (287,425) | (287,425) |
| Common Stock Issued | | 4 | 49,996 | 0 | 50,000 |
| Balance at December 31, 2024 | $ | 706 | $ 1,271,494 | $ (874,493) | $ 397,707 |

See accompanying notes and independent accountant's review report.

**HEART FAILURE SOLUTIONS, INC.**
**Statement of Cash Flows**
**For the years ended December 31, 2024 and 2023**

|  | | 2024 |
|---|---|---:|
| Operating Activities: | | |
| Net Income | $ | (287,425) |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | | 3,667 |
| Interest accruing on convertible debt | | 11,753 |
| Change in deferred tax asset | | (72,267) |
| Net cash provided (used) by operations | | (344,272) |
| | | |
| Investing Activities: | | |
| None | | 0 |
| Net cash provided (used) by investing activities | | 0 |
| | | |
| Financing Activities: | | |
| Proceeds from the issuance of common stock | | 50,000 |
| Proceeds from the issuance of convertible debt | | 325,000 |
| Net cash provided (used) by financing activities | | 375,000 |
| | | |
| Increase (decrease) in cash & cash equivalents | | 30,728 |
| | | |
| Beginning Cash & Cash Equivalents | | 529,139 |
| | | |
| Ending Cash & Cash Equivalents | $ | 559,867 |

See accompanying notes and independent accountant's review report.

## Note 1 – Significant Accounting Policies

Nature of Operations

Heart Failure Solutions, Inc. (the Company), is a medical device technology startup engaged in developing the first minimally invasive catheter-based solution for treating heart failure. The Company was incorporated in the State of Delaware on August 19, 2021. The Company is in the initial stages of clinical development. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Going Concern

To date the Company has relied on grants and proceeds from the sale of capital to fund research and development expenses. The Company will incur significant additional costs as the research and development continue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to sell additional common stock shares from our proposed Regulation Crowdfunding campaign. This offering will result in dilution to existing shareholders with respect to both ownership percentage and potential future value. If the Company cannot raise additional capital, the Company may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company are unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Estimates

The preparation of financial statements in conformity the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash or cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value (first-in, first-out method). All costs associated with the clinical development stage are expensed as incurred as research and development costs. The Company has no inventory as of December 31, 2024 and 2023.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using straight-line methods over the estimated useful lives which range from two to five years. Expenditures for repairs and maintenance are charged to expense as incurred.

Research and Development

All research and development costs are expensed as incurred in accordance with ASC 730, *Research and Development*, which primarily consist of salaries and benefits associated with research and development personnel, overhead and occupancy costs, contract services costs and license costs for technology used in research and development without alternative future uses.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial statements and tax basis of assets and liabilities. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income. To the extent the Company believes that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Adoption of New Accounting Standard

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *"Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06")*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and results in fewer instruments with embedded conversion features being separately recognized from the host contract as compared with prior standards. Those instruments that do not have a separately recognized embedded conversion feature will no longer recognize a debt issuance discount related to such a conversion feature and would recognize less interest expense on a periodic basis. Additionally, the ASU amends the calculation of the share dilution impact related to a conversion feature and eliminates the treasury method as an option. The Company adopted the new standard effective January 1, 2024, using the modified retrospective method. On the date of adoption, the Company had no outstanding balances related to convertible debt instruments.

## Note 2 – Concentration of Credit Risk

The Company maintains deposits at financial institutions, which at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation provides coverage up to $250,000 per financial institution. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash.

## Note 3 – Fixed Assets

Fixed assets as of December 31, 2024 are broken down as follows:

|  | Cost | Accumulated Depreciation | Basis |
|---|---|---|---|
| Equipment | $ 11,000 | $ 9,167 | $ 1,833 |
| Total | $ 11,000 | $ 9,167 | $ 1,833 |

Fixed assets as of December 31, 2023 are broken down as follows:

|  |  | Cost | | Accumulated Depreciation | | Basis | |
|---|---|---|---|---|---|---|---|
| Equipment |  | $ | 11,000 | $ | 5,500 | $ | 5,500 |
|  | Total | $ | 11,000 | $ | 9,167 | $ | 1,833 |

## Note 4 – Long-Term Debt

Convertible Promissory Notes

On October 26, 2024 the Company issued $325,000 aggregate principal amount of 20% convertible promissory notes with a maturity date of December 26, 2026 (the "Notes"). The net proceeds from this offering, after deducting initial purchasers' discounts and costs directly related to this offering, were approximately $325,000. The Notes balance was $325,000 recorded in Long-term debt on the Balance Sheet as of December 31, 2024. The Notes will be converted into common shares of the Company upon a qualified financing or at maturity. Upon a qualified financing, the conversion rate of the Notes is equal to the outstanding debt divided by the conversion price, rounded down to the nearest full share. The conversion price is equal to 85% of the lowest price per share paid by the investors purchasing equity securities in the Qualified Financing. If the Notes have not been converted to equity securities prior to the maturity date, then on the maturity date the Notes will convert into common stock at a conversion price equal to the fair market value divided by the fully diluted capitalization of the Company.

The interest expense recognized on the Notes is $11,753 as of the year ended December 31, 2024. Interest on the Notes began accruing upon issuance and is payable upon the earliest to occur of the maturity date, an event of default, a conversion, or at the closing of a sale transaction.

## Note 5 – Income Tax Matters

Deferred tax asset consists of the following:

|  |  | 2024 |  | 2023 |
|---|---|---|---|---|
| Depreciation | $ | (2,695) | $ | (1,925) |
| Net operating loss carryforward |  | (208,260) |  | (136,763) |
|  | $ | (210,955) | $ | (138,688) |

## Note 6 – Subsequent Events

Management has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through October 27, 2025 the date on which the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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# Striving for longer lives and moments that matter

Heart Failure Solutions believes it's at the forefront of developing a minimally invasive therapy for Heart Failure with Preserved Ejection Fraction (HFpEF), addressing a $8.5B+ market with no existing device-based solutions currently in the market to our knowledg...
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Heart Failure Solutions
PeriCut System
Striving for longer lives and moments that matter

OVERVIEW | ABOUT | **TERMS** | DISCUSSION | INVESTING FAQS

Get Equity
$2.71 Per Share

MIN INVEST ⓘ **$498.64**

VALUATION **$29.97M**

## REASONS TO INVEST

1. Heart Failure Solutions targets the unmet need in HFpEF treatment, with a novel approach that aims to provide patients with measurable improvements.

2. Our team comprises seasoned experts, including physicians from the Mayo Clinic, with decades of experience in medical device innovation.

3. We've secured initial funding commitments, are completing an Early Feasibility study in humans, and believe we are positioned to advance to pivotal trials with strong institutional backing.

*The PeriCut System is investigational and not FDA cleared or approved. Market size, growth, and milestone statements are forward-looking and based on management estimates; actual results may differ. Mayo Clinic is a licensor and significant shareholder, and these references do not constitute an institutional endorsement.*

## TEAM



**Mark Henry Strong • Board Member, Principal Accounting Officer, President, CEO**
Over 32 years of experience building class 2 & 3 medical devices. Lead R&D for Abbott, HeartWare (Medtronic), Boston Scientific, and Guidant. He holds a Masters of Engineering from the University of Minnesota and a Masters of Business from St. ...
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in

# The Pitch

Heart Failure Solutions is aiming to transform care for patients with HFpEF through the PeriCut System—an innovative, investigational, minimally invasive procedure designed to relieve cardiac constraints and restore healthy heart function. Backed by a leadership team with decades of experience in medical device innovation and supported by world-class physicians from Mayo Clinic, we combine proven expertise with a strong development and regulatory strategy. From bench to first-in-human use, our system has already demonstrated encouraging patient outcomes, with enrollment ongoing in an FDA-approved Early Feasibility Study. With a growing and defensible patent portfolio and momentum in both clinical and regulatory pathways, we are now seeking investment to accelerate pivotal trials and drive this technology toward commercialization. Investors have the opportunity to be part of a company addressing one of the largest and fastest-growing unmet needs in cardiology.



## The Problem & Our Solution

Heart Failure with Preserved Ejection Fraction (HFPEF) currently affects over 3 million people in the U.S., leading to a life expectancy of less than five years upon diagnosis (source). To our knowledge, there are currently no FDA-approved device-based therapies for HFpEF and the absence of effective device-based therapies creates an urgent need for solutions. Heart Failure Solutions aims to address this gap through the PeriCut System, which employs a minimally invasive procedure to relieve pressure on the left ventricle, utilizing existing techniques that are designed to be easily identified and implemented within current medical frameworks.

*The PeriCut System is an investigational device that is still under development and has not yet been cleared or approved by the U.S. Food and Drug Administration.*



## The Market & Our Traction

**The global congestive heart failure treatment devices market size was estimated at USD 5.6 billion in 2024 and is projected to reach USD 8.2 billion by 2030, growing at a CAGR of 6.7% from 2025 to 2030** (source) Heart Failure Solutions has reached critical milestones, including

successful pilot studies at the Mayo Clinic indicating our system's efficacy in significantly improving patient outcomes. With commitments from Mayo Ventures and a path toward pivotal trial initiation, we believe we're positioned to capture a share of this growing market.



Heart Failure Solutions
Opportunity: TAM estimated at $8.5 Billion
Patients Diagnosed with Heart Failure
6M US, 64M worldwide
JAMA and AHA HF prevalence
Today, 64 million people have heart failure worldwide
Specific Diagnosis of Diastolic HF (HFpEF)
2.85M US, 32M worldwide
4-5 million annual mortality rate
Strong opportunity for growth with a ~20% CAGR
Symptomatic Patients Seeking Treatment (Class II-IV)
850K US,
8M worldwide
Circulation: Characteristics of HFpEF Across the Range of Left Ventricular EF
Total addressable market: $8.5B United States
HFS, INC - Confidential and Proprietary


Source

There are over 6 Million people in the United States diagnosed with HF. Of these patients, there are approximately ~ 2.85 Million (prevalence, 380k incidence) with a condition referred to as HFpEF. These patients demonstrate shortness of breath and inability to exercise. Through the company's internal market research, we estimate that there are approximately 1 million patient candidates with symptoms. These numbers are significantly larger outside the US, as there are 64 million individuals who have heart failure worldwide. With this estimated patient population and our estimated product pricing, we believe the total addressable market is estimated to be approximately ~$8.5 billion in the US and ~$25 billion globally; *these figures are illustrative market size estimates and not projections of revenue.*

# The Team

Heart Failure Solutions is guided by a leadership team with over a 100 years of combined experience in medical devices, clinical and regulatory affairs, and quality management. These leaders have driven R&D and product development at some of the world's most respected firms—including Medtronic, Boston Scientific, Abbott, and Guidant—building and commercializing complex Class II and III devices. Their expertise spans clinical strategy, regulatory navigation, project management, and large-scale quality operations, ensuring that innovation is matched with disciplined execution. Supporting them is a dynamic next generation of engineering talent, bringing fresh technical insight and energy from top universities. The team is further strengthened by internationally recognized medical advisors from Mayo Clinic and CRF, ensuring clinical relevance and scientific rigor at every step. Together, we believe this blend of proven leadership, engineering talent, and world-class medical guidance demonstrates that Heart Failure Solutions has the vision, credibility, and capability to execute on breakthrough opportunities in cardiovascular care.

*Advisors' institutional affiliations are provided for identification only and do not imply institutional endorsement of Heart Failure Solutions or its products.*



Highly Experienced Leadership Team with Best in Class Experts
Heart Failure Solutions
Management
Mark Strong
Founder & CEO
Over 32 years of experience building class 2 & 3 medical devices. Lead R&D for Abbott, HeartWare (Medtronic), Boston Scientific, and Guidant. He holds a Masters of Engineering from the University of Minnesota and a Masters of Business from St. Thomas University.
Steve McQuillian
Clinical & Regulatory
Over 35 years of experience and a leader in the Clinical and Regulatory space for large medical device firms as well as start ups. He has worked for Medtronic, Boston Scientific, and St. Jude Medical. He holds a Bachelors Degree from the University of Minnesota.
John Melquist
Quality
Over 34 years of experience and is a leader in Project Management and Quality for large medical device firms. He has worked for Medtronic, Cretex, and Welch Allyn. He holds a Masters Degree from the University of Minnesota.
Research & Development
Nick Youker
Over 40 years of experience with medical devices
Alexandra Bursey
BS in Mechanical Engineering from the University of Minnesota
Advisors
Dr. Samuel Asirvatham, M.D.
Professor of Medicine, Department of Internal Medicine, Mayo Clinic
Dr. Barry A. Borlaug, M.D.
Professor of Medicine, Mayo Clinic
Dr. Dan Burkhoff, M.D.
Faculty, CRF Research
Comapnies
Abbott
Boston Scientific
Medtronic
GUIDANT
HeartWare
CRF
MAYO CLINIC
HFS, INC - Confidential and Proprietary


*Past affiliations shown for reference only. No corporate or institutional endorsement is implied.*

# Progress to Date

Since its founding in August 2021, the company has advanced the PeriCut system from initial bench testing to first-in-human procedures. Multiple interactions with the FDA have culminated in approval of an Early Feasibility Study (EFS), which is actively enrolling patients. Several patients have already undergone the procedure successfully, with ongoing enrollment and follow-up assessments proceeding in line with the clinical protocol. These milestones demonstrate both strong regulatory engagement and promising early clinical progress of the technology.



Heart Failure Solutions
Progress to Date
Design & Development
Regulatory Submission
Early Feasibility Study
2022-2023
2023-2024
2024-2025
• Secured Facility
• Product Builds
• Final Design Verification & Validation
• Create Dossier
• Submit to FDA
• Interactive Review
• Received FDA IDE Approval
• Mayo IRB Approval
• Enroll Patients
• PeriCut Procedure
• Patient Follow Ups
HFS, INC - Confidential and Proprietary


*The PeriCut System is an investigational device. It is being evaluated under an FDA-approved Early Feasibility Study and has not yet been cleared or approved for commercial use.*

## Reimbursement Pathway

We are working to position PeriCut for adoption given the existence of established reimbursement codes for pericardiotomy procedures. Hospitals already classify these cases under Diagnosis-Related Groups (DRGs), which range from approximately $9,600 for major chest procedures without complications to more than $27,000 for cases with complications or comorbidities. On the physician side, Current Procedural Terminology (CPT) codes already exist for creating a pericardial window, with reimbursement of about $830, and for thoracoscopic drainage procedures at $757. While further work with key opinion leaders (KOLs) will support alignment on CPT/DRG pathways, early indicators suggest that existing codes may provide adequate margins for physicians, hospitals, and Heart Failure Solutions, enabling a reimbursement strategy as we move toward broader adoption.



Heart Failure Solutions
Reimbursement
Pericardiotomy has existing procedure codes
Diagnosis-related group (DRG), which classifies hospital cases according to certain groups, currently has four existing codes.
• Low end is a Major Chest Procedure without Complication or Comorbidity at $9,636
• High end is a Major Chest Procedure with Complication or Comorbidity at $27,368
For Current Procedure Terminology (CPT) code, which classifies physician reimbursement to perform the case, currently has four existing codes.
• Heart and Pericardium; Creation of Pericardial window or partial resection of drainage at $830
• Thoracoscopy: Creation of Pericardial window or partial re-section for drainage using Thoracoscopy at $757
Further work would need to be completed with KOL's to support CPT/DRGs, however early indications are that these codes would allow for adequate margins for the physicians, hospital, and company.
HFS, INC - Confidential and Proprietary


*The PeriCut System is an investigational device and has not yet received FDA clearance or reimbursement coverage. Coding references shown are based on comparable procedures and are for illustrative purposes only.*

## Intellectual Property

Heart Failure Solutions has built a strong and defensible intellectual property portfolio that we believe provides a significant competitive advantage. The company holds an exclusive license from Mayo Clinic covering four foundational patents and has additional joint filings with Mayo currently pending. Beyond the U.S., International Patent protection for Pericardial Systems for Heart Failure has been granted in Great Britain, France, Germany, Spain, Italy and Netherlands. Heart Failure Solutions has also filed its own proprietary patents, further broadening and strengthening its IP position. With multiple U.S. patents already granted, this portfolio creates a solid foundation intended to support the company's ongoing product development and competitive positioning.





*Images are computer-generated renderings. The PeriCut System is an investigational device, not FDA cleared, and remains under development.*

*Actual Device Used In IDE EFS Trial*







PERICUT SYSTEM FEATURES
• Minimally invasive approach that accelerates patient relief and recovery
• Procedure performed under fluoroscopy guidance
• Patients recovery is a few short days, relief is felt within weeks
• Entire System is protected by filed and granted IP

Our Markets
United States Heart Failure market is currently 6 Million patients, and growing to 8 million by 2030.
HFpEF makes up 45% of the market and is the fastest growing segment
Over 1 Million HFpEF patients have symptoms and seek relief (treatment)
A significant number of HF patients internationally present an even larger opportunity.

Unmet Clinical Need / Opportunity
HFpEF Patients suffer from shortness of brief, fluid buildup, and significant chest pain
Patients are no longer capable of performing their day to day tasks
Once their diagnosis is received, their life expectancy is 3-5 years
A $40B/Year Problem


Cardiac Arrhythmia and Heart Failure are one of the biggest healthcare problems.

*Clinical characteristics, disease progression, and survival rates vary among heart-failure patients. Data shown are general estimates from published research.*


ACCOMPLISHED CORPORATE MILESTONES
This month marks four incredible years since we launched Heart Failure Solutions with a bold vision: to transform care for patients with HFpEF (Heart Failure with preserved Ejection Fraction) through innovative, minimally invasive solutions that change lives.
FDA approval to conduct an Early Feasilbilty Study (EFS) of our flagship PeriCut system
Mayo Clinic IRB Approval for the REIMAGINE-HFpEF Clinical Trial
First Patient Successfully Treated: a powerful validation of our technology and our mission
Ongoing patient enrollment with successful outcomes

*The PeriCut System is an investigational device, not FDA-cleared or approved. Early feasibility data are preliminary and subject to further validation.*

## Why Invest

Investing in Heart Failure Solutions offers a unique opportunity to be part of a mission-driven company that is on a mission to address a significant health crisis. With FDA approval secured for our early feasibility study and a strong market demand for innovative heart failure therapies, we invite you to join us as we work to transform patient care and improve lives. Your support can help us bring our life-saving technology to those who need it most.


REASONS TO INVEST
These are not just regulatory achievements — they represent years of perseverance, innovation, and deep collaboration.
Each milestone brings us one step closer to reshaping care for the millions affected by HFpEF
1 Mayo Clinic tech spin out with significant research data.
2 Mayo Primary Investigator(s) on the clinical trial are well published HFpEF physicians.
3 Highly experienced industry development team with over 200 years of experience
4 FDA and IRB approval to conduct an Early Feasibility Study.
5 Successful Clinical IDE Trial Results

*Heart Failure Solutions is an independent company that licenses technology from Mayo Clinic. Mayo Clinic does not endorse any securities offering. Team experience based on combined professional histories of current executives and advisors.*

## Recent Awards

2024 MN Cup Winner for Healthcare / IT Division
2023 MN Innovation Award Winner

# ABOUT

HEADQUARTERS
**922 County Rd I**
**Shoreview, MN 55126**

WEBSITE
**View Site**

Heart Failure Solutions believes it's at the forefront of developing a minimally invasive therapy for Heart Failure with Preserved Ejection Fraction (HFpEF), addressing a $8.5B+ market with no existing device-based solutions currently in the market to our knowledge.  Early data from both acute and chronic human studies demonstrate measurable improvements in symptoms with the PeriCut system and associate procedure.

# TERMS

**Heart Failure Solutions**

## Overview

PRICE PER SHARE
**$2.71**

VALUATION
**$29.97M**

DEADLINE ⓘ
**Feb. 9, 2026 at 11:59 PM PST**

FUNDING GOAL ⓘ
**$20K - $700K**

## Breakdown

MIN INVESTMENT ⓘ
**$498.64**

OFFERING TYPE
**Equity**

MAX INVESTMENT ⓘ
**$699,998.42**

SHARES OFFERED
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**7,380**

MAX NUMBER OF SHARES OFFERED
**258,302**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

| SEC Recent Filing | → |
|---|---|
| Offering Memorandum | → |
| Financials | ⌄ |
| Risks | ⌄ |

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*\*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses\***

**Loyalty Bonus:** Previous investors in Heart Failure Solutions will receive 5% bonus shares.

**Time-Based Perks**

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 4% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 6% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 8% bonus shares.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% bonus shares.

**Amount-Based Perks**

Tier 1: Invest $5,000+ and receive 2% bonus shares.

Tier 2: Invest $10,000+ and receive 4% bonus shares.

Tier 3: Invest $25,000+ and receive 6% bonus shares.

Tier 4: Invest $50,000+ and receive 8% bonus shares.

*\*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Heart Failure Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible

for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.71 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $271.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Opening Scene: Calm, inspiring visuals of patients with families, hospitals, and care teams]

Voiceover — Mark Strong, CEO:

"Every year, millions of people suffer from heart failure with preserved ejection fraction, or HFpEF — a condition with limited treatment options and a devastating impact on quality of life. At Heart Failure Solutions, we believe patients deserve better."

[Cut to: Animated graphic of the PeriCut System being positioned around the heart]

Mark Strong, CEO (voiceover): (Add following disclaimer: "Investigational device, not FDA cleared; early feasibility data are small and preliminary. Images are computer-generated demo versions, and the product is still under development")

"Our innovation, the PeriCut System, is designed to reduce the constriction of the left ventricle, allowing the heart to fill with more blood during each beat. By improving filling volume, we aim to restore the heart's natural ability to pump effectively."

[Cut to: Mark Strong on camera — professional setting, confident tone]

Mark Strong:

"Hi, I'm Mark Strong, President and CEO of Heart Failure Solution. The PeriCut System isn't just an idea or concept. We have advanced into early feasibility trials, and we feel the results are encouraging. Combined with our global intellectual property portfolio, Heart Failure Solutions believes it's positioning itself as a leader in this space."

[Cut to: Market graphics — HFpEF patient population growth, unmet need, billion-dollar market]

Voiceover — Mark Strong:

"HFpEF affects over 3 million patients in the U.S. alone, and millions more worldwide. With very few treatment options, the market opportunity is measured in billions of dollars." (Add following disclaimer: "Market size and growth estimates are management projections based on publicly available research. Figures are approximate and for illustrative purposes. Not indicative of future performance."

[Cut to: Timeline visuals — trial phases, FDA pathway, commercialization roadmap]

Voiceover — Mark Strong:

"With regulatory milestones ahead, including pivotal trials and FDA submission, we believe we're on a path to commercialization. (Add following disclaimer: "Preliminary timeline, subject to regulatory, technical, and funding risks. PeriCut is investigational (not FDA cleared); future trials and any commercialization depend on study results and regulatory review."

[Cut to: Patient lifestyle footage, upbeat tone]

Mark Strong: (add the following disclaimer: "References to milestones or commercialization are forward-looking and uncertain.")

"Through StartEngine, you now have the opportunity to invest in this breakthrough. By joining us, you're not only supporting a promising company — you're helping bring hope to millions of patients who need it most."

[Closing Scene: Smiling patients, doctors, Heart Failure Solutions logo]

Voiceover — Mark Strong:

"Heart Failure Solutions. Together, we believe we can change the future of heart failure treatment. Invest today, and be part of the solution."

[End card: StartEngine logo + "Invest Now" CTA with Heart Failure Solutions branding]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 08/19/2021
FILED 11:39 AM 08/19/2021
SR 20213023721 - File Number 6177885

# CERTIFICATE OF INCORPORATION
# OF
# HEART FAILURE SOLUTIONS, INC.

## ARTICLE I.

The name of this corporation is Heart Failure Solutions, Inc. (the "Company").

## ARTICLE II.

The address of the registered office of the Company in the State of Delaware is 850 New Burton Road, the City of Dover 19904, County of Kent. The name of its registered agent at such address is Cogency Global Inc.

## ARTICLE III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

## ARTICLE IV.

The aggregate number of shares of stock which the Company shall have authority to issue is sixty million (60,000,000) shares, consisting of fifty million (50,000,000) shares of common stock, $0.0001 par value (the "Common Stock"), and ten million (10,000,000) shares of preferred stock, $0.0001 par value (the "Preferred Stock"). The board of directors of the Company (the "Board of Directors") is authorized to establish, from the authorized shares of Preferred Stock, one or more classes or series of shares, to designate each such class and series, and to fix the rights and preferences of each such class and series. Without limiting the authority of the Board of Directors granted hereby, each such class or series of Preferred Stock shall have such voting powers (full or limited or no voting powers), such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof.

The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote, without regard for the provisions of Section 242(b)(2) of the General Corporation Law of Delaware. Each holder of Common Stock shall be entitled to one vote for each share held on all matters on which stockholders are generally entitled to vote. There shall be no cumulative voting.

## ARTICLE V.

The name and mailing address of the incorporator is:

| Name | Mailing Address |
|------|-----------------|
| Emily Humbert | c/o Fox Rothschild LLP<br>Two22 Building – Suite 2000<br>222 South Ninth Street<br>Minneapolis, MN 55402-3338 |

## ARTICLE VI.

Any action required or permitted to be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consent shall be delivered to the Company by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded.

## ARTICLE VII.

In furtherance and not in limitation of the powers conferred by statute, the Company's Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company.

## ARTICLE VIII.

The Company shall indemnify, to the fullest extent authorized or permitted by law, as the same exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other company, partnership, joint venture, trust, employee benefit plan or other enterprise; provided, however, that the Company shall not indemnify any director or officer in connection with any action by such director or officer against the Company unless the Company shall have consented to such action. The Company may, to the extent authorized from time to time by its Board of Directors, provide rights to indemnification to employees and agents of the Company similar to those conferred in this Article VIII to directors and officers of the Company. No amendment or repeal of this Article VIII shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omission occurring prior to such amendment or repeal.

## ARTICLE IX.

No director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General

Corporation Law of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. No amendment to or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

## ARTICLE X.

The Company reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

## ARTICLE XI.

Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does hereby make this Certificate of Incorporation, hereby declaring and certifying that this is the undersigned's act and deed and the facts herein stated are true, and accordingly has hereunto set the undersigned's hand this 19th day of August, 2021.

INCORPORATOR:

DocuSigned by:

*Emily Humbert*

E341C59C78C2424

Emily Humbert